Epicor Software Corporation

7683 Southfront Road

Livermore, California 94551

February 10, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mark Shuman

          Evan S. Jacobson

Re:	Epicor Software Corporation

Registration Statement on Form S-4 (File No. 333-178959)

Acceleration Request

Dear Messrs. Shuman and Jacobson:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Epicor Software Corporation, a Delaware corporation (the “Company”), Activant International Holdings, Inc., CRS Retail Systems, Inc., Epicor International Holdings, Inc. and HM Coop LLC (collectively, the “Subsidiary Guarantors”), hereby request that the effectiveness of the above captioned registration statement be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on Monday, February 13, 2012, or as soon thereafter as practicable.

The Company and the Subsidiary Guarantors hereby acknowledge the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company and the Subsidiary Guarantors from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company and the Subsidiary Guarantors may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the registration statement effective to Katherine A. Martin, Esq. and Lisa L. Stimmell, Esq. via facsimile at (650) 493-6811 and via mail at Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304-1050.

Sincerely, EPICOR SOFTWARE CORPORATION

By:	/s/ John D. Ireland
	Name:	John D. Ireland
	Title:	Senior Vice President and General Counsel

ACTIVANT INTERNATIONAL HOLDINGS, INC. HM COOP LLC

By:	/s/ Kathleen M. Crusco
	Name:	Kathleen M. Crusco
	Title:	Vice President, Chief Financial Officer and Treasurer

CRS RETAIL SYSTEMS, INC.

By:	/s/ John D. Ireland
	Name:	John D. Ireland
	Title:	President

EPICOR INTERNATIONAL HOLDINGS, INC.

By:	/s/ John D. Ireland
	Name:	John D. Ireland
	Title:	Secretary